

September 5, 2012

Via E-mail
Jan Gustavsson
General Counsel
Coca-Cola Hellenic Bottling Company, S.A.
9, Fragoklissias Street
151 25 Maroussi Athens, Greece

> **Re:** **Coca-Cola Hellenic Bottling Company, S.A.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-31466**

Dear Mr. Gustavsson:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Notes to the Consolidated Financial Statements, page F-9

26. Stock Option Compensation Plans, page F-68

1. We note on page F-69 that, as a result of the capital return of €0.50, a corresponding €0.50 reduction was made to the exercise price of each unexercised stock option under each plan. We further note that the modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Please tell us if the stock option exercise price reduction was based on existing antidilution provisions that require adjustment in the event of an equity restructuring and, if so, provide us with a courtesy copy of the stock option plan that states an equitable or proportionate adjustment is required or tell us where this information can be located. To the extent that the stock option exercise price

reduction was not required by its existing terms and was discretionary, further explain to us why the modification did not result in incremental fair value pursuant to IFRS 2.26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining